ANNUAL REPORT

January – December 2023



SEAL SQ

semiconductors + quantum

INDEX

1. INTRODUCTION_____5

1.1 CEO LETTER TO SHAREHOLDERS_____7

1.2 INTRODUCTION_____10

1.3 MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS_____14

1.3.1 FY2023 Key Financial Milestones_____15
1.3.2 Discussion & Analysis_____16

2. BUSINESS UPDATE_____25

2.1 PRODUCT PORTFOLIO EVOLUTIONS_____26

2.1.1 Hardware Products_____27
2.1.2 Next Generation Hardware : Next Generation Hardware: QUASAR Program Update_____28
2.1.3 Software as a Service Products_____30
2.1.4 Semiconductor Personalization Services_____31

2.2 USE-CASES & MARKETS_____32

2.2.1 Consumer IoT_____33
2.2.2 EV Charging_____34

2.3 SALES & DISTRIBUTION_____36

2.3.1 Operational outlook: 2023, A record year for new projects won_____36
2.3.2 Strategic outlook: Scaling-up our global footprint in 2023_____37

2.4 TECHNOLOGY, RESEARCH & DEVELOPMENT: QUASARS RISC V & TPM_____38

2.5 ESG & CORPORATE_____39

2.5.1 ESG_____39
2.5.2 Human Ressources_____41

2.6 STRATEGIC OUTLOOK FOR 2024_____42

2.6.1 New Markets_____42
2.6.2 SEALCOIN Tokenization project_____47

3. CONSOLIDATED FINANCIAL STATEMENTS_____49

1.
INTRODUCTION



SEAL SQ
semiconductors + quantum

1.1 CEO LETTER TO SHAREHOLDERS



To Our Valued Shareholders,

I am pleased to share with you the remarkable financial and strategic achievements of SEALSQ Corp for the fiscal year 2023. As a leader in the semiconductor, PKI, and post-quantum technology sectors, SEALSQ's pivotal milestones reached in 2023 reflect our commitment to innovation and excellence, and the trust our customers have placed in our products and offerings.

2023 WAS A YEAR OF GROWTH AND TRANSFORMATION

Operational Highlights

Our WISeSat picosatellite constellation project is set to enhance satellite-IoT device connections, particularly in low-connectivity areas, opening additional revenue streams and leveraging our semiconductor expertise. Furthermore, our investment in post-quantum resistant technology research and development is projected to yield strong returns from 2025 onwards.

Our innovative project, SEALCOIN, is set to revolutionize the Machine-to-Machine (M2M) economy, enabling seamless data and currency exchanges among billions of IoT devices. This protocol expands beyond traditional currency exchange to facilitate a comprehensive network of IoT-enabled transactions and services.

SEALSQ is offering countries the opportunity to develop their own OSAT (Open Semiconductor Assembly and Test) This groundbreaking initiative aims to mitigate global dependency on semiconductor manufacturing and fortify microchip deployment capabilities. SEALSQ's initiative is addressing the urgent need for countries to secure their supply chains amid a persistent global shortage of semiconductors. In today's tech-driven world, control over semiconductor supply is not just an economic advantage, it's a national security imperative. Our initiative empowers countries to establish local semiconductor personalization centers, ensuring uninterrupted access to these critical components.

Due to SEALSQ's comprehensive solution, spanning from secure elements, cryptographic keys, and hardware security modules, the establishment of local semiconductor centers is not just about technology transfer; it includes complete hardware and software provisioning, training, and continuous support. This holistic approach is set to bolster industries like automotive, aerospace, and healthcare, where secure and reliable microchips are indispensable.

Beyond bolstering supply chain security, the establishment of these centers is a potent economic catalyst. Localized production and customization of microchips will generate jobs and invigorate economies, fostering technological innovation and industry growth within participating countries.

WHAT TO EXPECT IN 2024

We're gearing up for an exciting 2024, a year of evolution for us. As the tech world pivots towards advanced semiconductor technologies, we foresee a brief dip in sales for our traditional semiconductors. But, we're not just waiting for the future; we're actively shaping it with our cutting-edge post-quantum semiconductor technology, SEALSQ. Our timeline aims to launch these groundbreaking products by late 2025 or early 2026.

Despite the expected slowdown, we're not standing still. We're tapping into new revenue streams that promise not only to bridge the gap but also to fuel our growth. These include emerging standards in cyber security and Matter certification, as well as our recent wins in OSAT (Open Semiconductor Assembly and Test) for our SEALSQ chips. These advancements in semiconductor tech, combined with our focus on post-quantum cryptography and AI, are set to revolutionize the industry.

We're also expanding our global footprint. Negotiations are underway to open three new OSAT centers in Spain, the USA, and Saudi Arabia, adding to our existing facility in France. This expansion will not only boost our revenue but also open up new markets for our products.

The backdrop to our efforts is a global push for more resilient supply chains, with governments like the US and the EU rolling out incentives. The US's CHIPS Act, with its $500 million ITSI Fund, aims to secure telecommunications networks and diversify semiconductor supply chains. Similarly, the EU's Chips Act, with a whopping 45 billion euro budget, seeks to strengthen supply chain resilience and safeguard strategic autonomy.

For those interested in the finer details of these initiatives, more information is available on the official State Department website.

In summary, while 2024 is a transitional year for us, it's just the beginning of a journey towards leading the next wave of semiconductor technology. With strategic expansions and a focus on innovation, we're not just adapting to change; we're driving it.»

On behalf of our Board of Directors, I want to extend my appreciation and recognition to our various partners, customers, and other stakeholders for their ongoing support. Furthermore, I would also like to express my gratitude to our remarkable group of employees who deserve praise for their dedication and continuous commitment to build SEALSQ into a competitive company. Thank you all for your continued support and trust in SEALSQ!

Sincerely

Carlos Moreira

CEO

1.2 INTRODUCTION

As a fabless semiconductor manufacturer, we specialize in designing, developing, and globally marketing secure semiconductors that serve as the bedrock of digital trust.

However, our offerings extend beyond mere hardware. We provide an encompassing ecosystem of trust through our PKI as-a-service platform, offering highly trusted certificates and key management solutions. Seamlessly integrated with our chips, these services are tailor-made to suit our customers' diverse requirements, ensuring robust security at every level.



While **analysts expect the market of secure hardware to grow to more than 5 billion units in 2024, there are only a handful of suppliers in the world.**

5
BILLION DEVICES

Functioning as a cybersecurity platform, we cater to a myriad of industries, from IoT device manufacturers to producers of branded appliances and luxury goods. What sets us apart is the symbiotic relationship we forge between tamperproof semiconductors and managed cryptography, effectively bridging the gap between the physical and digital realms.









We are planning to establish Open Semiconductors Assembly and Test (OSAT) facilities, in discussion with several countries (Spain, Saudi Arabia, USA, etc). These OSAT facility are designed to offer a comprehensive array of testing services, including wafer and final tests, as well as assembly services for various semiconductor packages such as QFN, BGA, WLCSP, and others. This initiative is a key component of a larger strategy aimed at developing Semiconductor Personalization Centers through Public-Private Partnerships (PPP). SEALSQ is currently in active discussions to launch three major projects across Europe, the Middle East, and the Far East. These OSAT centers will employ RISC-V technology for chip design, focusing on local manufacturing to meet the highest standards of security and certification from authoritative bodies like Common Criteria and NIST.

Despite the steep demand for secure hardware, the market remains underserved, with only a handful of suppliers worldwide.

SEALSQ distinguishes itself by offering not just hardware but a vertical approach to security encompassing personalization and certificate lifecycle management. This unique synergy is what underpins digital trust in physical objects, solving the main challenge facing the industry.

Our key management platform is the forefront of our ecosystem, enabling both our direct customers and end-users to instill trust in physical objects seamlessly. By pairing physical semiconductors with their digital counterparts, we fortify the integrity of devices and objects, safeguarding them against a variety of threats.

From our first days in digital payments and identity cards to our current footprint in connected devices and appliances, our technology has continually evolved to meet the evolving landscape of cybersecurity. Today, our products find application in diverse domains, from protecting electric vehicle chargers and healthcare devices, to securing smart home appliances and industrial controllers.

We sell into all industries and to companies of varying sizes including OEMs, Design Houses and Integrators. Our reach is extensive, having sold over 1 billion semiconductors worldwide. Among our clientele, some have purchased more than 100 million of our high-end semiconductors, attesting to the scalability and reliability of our solutions.

1 BILLION

HIGH-END SEMICONDUCTORS



In the fiscal year ending December 31, 2023, our top ten customers accounted for 92% of our revenue, highlighting the depth of our partnerships and the trust they place in our offerings. Since our acquisition by WISeKey in 2016, our global presence has expanded significantly. We've successfully served over 175 customers spanning across 35 countries, solidifying our reputation as a trusted provider of cybersecurity solutions on a global scale.

With cyber threats targeting critical infrastructure on the rise, the significance of secure hardware modules in IoT cybersecurity cannot be overstated. ABI Research forecasts substantial growth in the market, with a projected CAGR of 10% from 2022 to 2026, underscoring the pivotal role these modules play in safeguarding digital ecosystems.

1.3 MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis («MD&A») is intended to provide a reader of SEALSQ's financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

On January 1, 2023, SEALSQ acquired WISeKey Semiconductors SAS and its affiliates to form a listed group specialized in semiconductors. SEALSQ listed on the Nasdaq Global Market on May 23, 2023 under the ticker LAES.

The acquisition on January 1, 2023, was accounted for as a reverse acquisition in line with ASC 805-40 "Reverse Acquisitions", whereby the consolidated financial statements are issued by the legal parent, SEALSQ, but are considered to be the continuation of the financial statements of the legal subsidiary, WISeKey Semiconductors SAS.

Therefore, the following discussion and analysis refer to the consolidated financial statements of SEALSQ for the year ended December 31, 2023 ("FY2023") and to the consolidated financial statements of WISeKey Semiconductors SAS, SEALSQ Corp predecessor, for the year ended December 31, 2022 ("FY2022").



1.3.1 FY2023 Key Financial Milestones

The key highlights of the year ended December 31, 2023 are:

LISTING ON THE NASDAQ
STOCK EXCHANGE ON MAY 24, 2023

30%
REVENUE GROWTH
increase in revenue to $30.1 million in FY2023, compared to $23.2 million in FY2022.

47%
GROSS PROFIT MARGIN
5 percentage point Increase in Gross Profit margin: reaching 47% in FY2023 compared to 42% in FY2022.

3.9M
R&D
Investments in R&D for the development of our post-quantum chip and next generations: we continue to support our R&D work with $3.9 million invested in R&D during FY2023, representing a 22% increase compared to $2.3 million in FY2022.

A summary of the key performance metrics of the Group is set out in the table below:

US GAAP (Million US$)	FY2023	FY2022
Net sales	30.1	23.2
Gross profit	14.0	9.8
Operating income / (loss) as reported	(4.1)	2.6
Net income / (loss) as reported	(3.3)	5.8
Non-GAAP (Million US$)		
EBITDA	(3.5)	3.0

1.3.2 Discussion & Analysis

Revenue

SEALSQ revenue for FY2023 was $30.1 million, compared to $23.2 million in FY2022, which represents a strong 30% increase year on year. The shortage in semiconductors' raw material during the COVID-19 pandemic has attracted new customers to SEALSQ, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders. The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months, which provided SEALSQ with a very secure backlog of orders. Based on this, SEALSQ was able to take steps to increase its production capacity in 2023, thereby allowing a growth by 30% or USD 6.9 million.

Now that the supply chain is back to normal, we expect competitiveness to increase in the semiconductors industry as customers are no longer limited by supply shortages and can diversify their product sources. We therefore anticipate that similar year-on-year growth in revenue will not be sustainable in the short term. Indeed, in their ambition of securing their supply through long-term commitments, some of our customers also built inventory of our products and end the year 2023 with products in stock that will reduce their order volume in 2024.

Moreover, we are transitioning towards our next-generation range of products and have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we expect to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next generation products and we expect some hold back on volumes during this transition.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues (55% in 2023) and the second largest contributor is Europe, Middle East & Africa (33% in 2023). Our focus remains on these two regions, and we continue building our sales and marketing team in these areas.

Our revenue by geographic region for the years ended December 31, 2023 and 2022 respectively is set forth in the following table:

Net sales by region	2023		2022	
	USD'000	%	USD'000	%
Europe, Middle East & Africa	9,985	33%	6,777	29%
North America	16,531	55%	13,609	59%
Net sales by region	**USD'000**	**%**	**USD'000**	**%**
Asia Pacific	3,466	12%	2,745	12%
Latin America	76	0%	67	0%
Total net sales	**30,058**	**100%**	**23,198**	**100%**

Beyond 2023

The Groups' parent, WISeKey has started the launch of the WISeSat picosatellites constellation which will enable the direct connection of satellites to IoT devices for authentication, completing the connection cycle from space to device through secure telecommunication means. Management expects that this will lead to a new revenue stream for SEALSQ. This technology allows for identification in remote, low connectivity areas, and will rely on our semiconductors' technology. Discussions on this asset tracking technology have started in the logistics industry where SEALSQ has engaged into a consortium to develop a 'smart container' solution which will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures.

We anticipate that SEALSQ's R&D investment in post-quantum resistant technology will also generate new revenue from next generation semiconductors starting in 2025/2026.

SEALSQ and WISeKey, together with ODINS, a Spanish company with extensive experience in R&D&i worldwide and in the design and manufacturing of IoT devices and solutions, intend to establish a "Center of Excellence in Cybersecurity and Microchips" in Spain under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

SEALSQ has also announced the forthcoming deployment of SEALCOIN, an IoT M2M Token with enhanced security features including post-quantum cryptography.

Despite its efforts to set up new revenue streams, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair SEALSQ's growth temporarily in 2024 before full production of the next generation products in 2025/2026.

Gross Profit

Our gross profit margin increased by 5 percentage points from 42% in FY2022 to 47% in FY2023, whilst growth profit increased by 43% to $14.0 million in FY2023, in comparison with a gross profit of $9.8 million in FY2022. These good results are closely linked to the 30% year-on-year increase in revenue between FY2022 and FY2023, and our ability to update our pricing strategy to absorb the higher purchase costs caused by the shortage in semiconductor that impacted our inventory.

We note that the shortages in semiconductor components over the last few years have led to an increase in purchasing costs as the Company paid premiums on standard costs to increase its production capacity. However, WISeKey's strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues during shortages. However, as shortages are resolved our purchasing costs have decreased back to pre-COVID levels, and our customer prices have been realigned. The increase in gross profit margin in 2023 is temporary, resulting from the timing difference between when the Company stopped paying higher purchasing costs and when the inventory with these higher costs was delivered to our customers.

Other operating income

We do not have recurring other operating income that contributes to our profit.

In 2023, the main components of our other operating income consisted of the release of a provision for tax risk for USD 39,902 and a liability written off after expiration of the statute of limitation for USD 8,420.

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off a payable balance of USD 1,899,148, and liabilities written off.

Research & development expenses

Our research and development («R&D») expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses increased by USD 1.6 million between 2023 and 2022. As we are working on the development of our next-generation products and solutions, including our post-quantum QUASAR program, R&D remains a large part of our operating expenses with USD 3.9 million spent in the year ended December 31, 2023, representing 22% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing («S&M») expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of USD 5.6 million net of stock-based compensation, our S&M expenses increased by USD 1.8 million in comparison with our 2022 S&M expenses of USD 3.8 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

General & administrative expenses

Our general & administrative («G&A») expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation, our G&A expenses of USD 8.6 million has increased by USD 5.5 million in comparison with the USD 3.1 million G&A expense net of stock-based compensation for the year ended December 31, 2022. Part of this increase relates to the cost of forming a group of companies listed on the Nasdaq, with, for the year ended December 31, 2023, USD 2.6 million expenses in supporting services from WISeKey (recharge of a portion of executive management employment costs and of support services employment costs such as finance or legal staff), legal fees of USD 2.2 million, audit fees of USD 0.5 million, Nasdaq fees of USD 0.3 million, share registrar's fees of USD 0.3 million, and Board fees of USD 0.1 million.

Our G&A expenses remain and will remain high due to SEALSQ initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating Results

As a result of the factors described in the above sections, our USD 4.1 million operating loss for the year ended December 31, 2023 increased by USD 6.7 million compared with our USD 2.6 million operating gain for the year 2022.

This is a direct result of the increase in G&A expenses incurred for the management and listing of the Group in 2023, as well as the additional investment in R&D to develop our next-generation solutions.

Net Results

In the year ended December 31, 2023, the Company made a net loss of USD 3.3 million. This compares to a net gain position of USD 5.8 million for the year ended December 31, 2022.

The main factors explaining the net loss in the year ended December 31, 2023, are the increase in G&A expenses incurred for the management and listing of the Group in 2023, as well as the additional investment in R&D to develop our next-generation solutions. Also, in the year ended December 31, 2022, the group recorded a USD 3.2 million income tax recovery for the recognition of a deferred tax asset in the same amount.

Additionally, the net balance of our non-operating activities in the year ended December 31, 2023 was a net non-operating income of USD 1.1 million, which represents a USD 1.2 million increase in non-operating income compared with 2022 and its USD 0.1 million net expenses from non-operating activities. In 2023, our loan-related expenses in the form of interest and amortization of debt discount expense increased by USD 0.3 million in comparison to 2022. However, a write-off of indebtedness to related parties of USD 2.2 million resulted in the positive variance, year-on-year, of our net non-operating income.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2023 was $6.9 million, compared to $4.1 million at December 31, 2022. The most significant sources of funding of the Group are customer sales, convertible loans signed with L1 and Anson, research tax credits provided by the French government and loans extended by WISeKey. We anticipate that our ability to resort to external funding in future will be closely linked to the performance of the SEALSQ ordinary shares on the Nasdaq.

Consolidated Income Statement of SEALSQ Corp

USD'000, except earnings per share	12 months ended December 31,		Year-on-Year Variance
	2023	2022	
Net sales	30,058	23,198	6,860
Cost of sales	(15,589)	(13,267)	(2,322)
Depreciation of production assets	(420)	(132)	(288)
Gross profit	**14,049**	**9,799**	**4,250**
Other operating income	48	2,007	(1,959)
Research & development expenses	(3,946)	(2,308)	(1,638)
Selling & marketing expenses	(5,648)	(3,824)	(1,824)
General & administrative expenses	(8,644)	(3,091)	(5,553)
Total operating expenses	**(18,190)**	**(7,216)**	**(10,974)**
Operating (loss) / income	**(4,141)**	**2,583**	**(6,724)**
Non-operating income	2,442	935	1,507
Interest and amortization of debt discount	(689)	(355)	(334)
Non-operating expenses	(655)	(638)	(17)
(Loss) / income before income tax expense	**(3,043)**	**2,525**	**(5,568)**
Income tax (expense) / income	(225)	3,245	(3,470)
Net (loss) / income	**(3,268)**	**5,770**	**(9,038)**

Beyond FY2023

Although SEALSQ anticipates a reduction in order volumes in 2024 which will be a transition year, the Group has taken several initiatives to develop new revenue streams and strengthen net results.

These initiatives include:

- Enabling companies to quickly and easily get access to Device Attestation Certificates (DACs). The service is provided by INeS, our managed "PKI as a Service" platform without the necessity to invest and to deploy any hardware infrastructure. Each manufacturer using the platform can manage the security lifecycle of certificates and devices in their own dedicated, cloud-based application. We will also be offering our complete range of FIPS Certified Secure Elements with pre-provisioning of keys and DACs ready for authentication under Matter Protocol. This strong value proposition will enable smart home device manufacturers to achieve faster time to market through cost effective and simplified design processes when designing Matter compliant smart home products.

- The development of the QUASARS project, with significant R&D investment in post-quantum resistant technology will also generate new revenue from next generation semiconductors starting in 2025/2026.

- The use of our technology with the WISeSaT PocketQube Satellite constellation to be deployed, which will enable the direct connection of satellites to IoT devices for authentication, through secure telecommunication means. This technology allows for identification in remote, low connectivity areas, and will rely on our semiconductors' technology. Discussions on this asset tracking technology have started in the logistics industry where SEALSQ has engaged into a consortium to develop a 'smart container' solution which will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures.

- The creation of a "Center of Excellence in Cybersecurity and Microchips" in Spain under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain in partnership with WISeKey and ODINS.

- The deployment of SEALCOIN, an IoT M2M Token with enhanced security features including post-quantum cryptography.

Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - SEALSQ Corp

Financial Reconciliation of GAAP to non-GAAP Results (unaudited) (Million US$)	12 months to December 31, 2023	12 months to December 31, 2022
Operating income/(loss) as reported	(4.1)	2.6
Recurring non-GAAP adjustments		
Depreciation expense	0.6	0.4
Amortization expense on intangibles	-	-
EBITDA	(3.5)	3.0

2.
BUSINESS UPDATE



2.1 PRODUCT PORTFOLIO EVOLUTIONS

SEALSQ has expanded its hardware product line with the introduction of two new secure elements: the VaultIC292™ tailored for IoT devices and sensors, and the VaultIC408™ designed for highly sensitive IoT applications. These products offer pre-provisioned security features and comply with industry standards like MATTER, Wi-SUN, and OPC. Additionally, SEALSQ is progressing with its QUASAR project, developing next-generation secure microcontrollers based on Secure RISC-V CPU, aimed at implementing post-quantum cryptography solutions. On the software side, their INeS™ platform now supports Matter standard compliance and offers Zero-Touch provisioning, streamlining IoT device installation and commissioning. Lastly, SEALSQ's new semiconductor personalization service allows for quick customization of secure elements «on-package», catering to IoT device makers' demands for fast time-to-market solutions.

LAUNCHED
2 New Secure Chips

ENHANCED
PKI-as-a-Service capabilities

ACHIEVED
Matter and GSMA root of trust certification

DEVELOPED
Post-quantum Platform

STARTED
personalization "on-package" service

2.1.1 Hardware Products

On the hardware side SEALSQ has made a remarkable achievement by putting to market two new secure elements respectively in Q3 and Q4 2023

1 **The VaultIC292™**, a new secure element specifically designed for IoT devices and sensors.

By offering this cost effective, pre-provisioned and ready-to-use secure element, combined with our MATTER compliant root-of-trust and our managed PKI services, SEALSQ's aim is to enable IoT developers to focus on their application while accelerating Time-to-Market and reducing the overall cost of their projects The core of the value proposition is that this secure element can be pre-provisioned from factory or over-the-air, at wafer level or on package, with private keys and X509 certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds. The service is provided through SEALSQ's managed PKI platform (INeS) that allows any device maker to generate and manage these compliant certificates throughout the device's lifecycle using a convenient and powerful interface.

On the Hardware side theVaultIC292 is built on a proven proprietary CCEAL4+ level Tamper Resistant platform that has been long used to secure many sensitive applications like National ID cards, e-Passports, Banking, Pay TV Access Control cards and IoT. The platform features a small footprint to optimize the PCB size, reduce the number of connections and external components.

2 **The VaultIC408™**, a new secure element specifically designed to enhance the security and protect user's data in highly sensitive IoT applications like Smart Meters, Electric Vehicle Chargers, Medical Devices and Industrial IoT components. With this launch SEALSQ will be well positioned to address the dynamic needs of the Internet of Medical Things sector (IoMT). The key aspect of the product value proposition is its certification level as the chip offers a tamper resistant CCEAL5+ certified hardware platform, running a FIPS 140.3 certified firmware, offering off-the-shelf compliance with one of NIST's most rigorous cryptographic standards.

It is complemented by SEALSQ's dedicated PKI as-a-Service platform (INeS) allowing seamless generation and management of compliant certificates throughout the device's lifecycle. The full VaultIC chip range can thus be delivered pre-personalized with secure credentials to facilitate authentication and device commissioning with renowned cloud platforms like AZURE IoT, AWS IoT or any TLS network.

2.1.2 Next Generation Hardware : Next Generation Hardware: QUASAR Program Update

In 2022, we were excited to announce the kick-off of the QUASAR (QUAntum resistant Secure ARchitecture) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU.

The development has reached in December 2023 a critical step, with the delivery of an FPGA, the emulator chip of the first commercial version of this new class of secure microcontroller products.

Its design will be completed in Q2 2024, and we are expected the first engineering samples to be available in Q4 2024.

This project marks a significant leap into the Post Quantum Cryptography era, as it will implement an «hybrid» solution, i.e. combining the usual cryptographic algorithms such as ECC and RSA, as well as the "Post Quantum" algorithms selected by the NIST: that aligns with the recommendations of France's National Cybersecurity Agency (ANSSI). The French SCS Cluster's endorsement of our QUASAR project further underscores our leading role in semiconductor innovation.

Nota Bene :

Post-quantum cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman (RSA) and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem (SVP) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO ("Fast Identity Online") evolutions and additional generally web- connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name "QUASAR" (QUAntum resistant Secure ARchitecture.).

2.1.3 Software as a Service Products

SEALSQ also made significant product developments on the side of its Certificate and Key Management SaaS platform INeS™

1 The most Notable achievement derives from the accreditation end of 2022 of WISeKey group's Root-of-Trust as a Product Attestation Authority (PAI) by the Connectivity Standards Alliance defining the "Matter" smart home standard. SEALSQ has made the necessary integration so that INeS has become able to issue and manage Device Attestation Certificates (DAC) that can be used directly by OEMs or pre-loaded into the VaultIC292/408 chips to enable immediate compliance of the device with the latest Matter 1.2 protocol.

This approach has been further complemented with specific developments to enable INeS to issue and managed Matter NOCs (Node Operational Certificates) which are a more complex kind of certificates used, in-turn, to identify smart home gateways and routers.
This unique integrated offering will enable smart home device and gateway manufacturers to easily get access to the growingly required "Matter" standard compliance and ensure their products meet with the highest cyber security standards, all under a very short time to market, reducing costs and development complexity.

Business wise, SEALSQ is attending the quarterly CSA Member meetings, a unique gathering where the company can showcase its technology to all the latest Matter compliant device makers, successfully generating significant business opportunities at every occasion.

2 Another feature launched by SEALSQ in 2023 on the PKI side is the Zero-Touch provisioning Solution.

Manual provisioning of IoT devices today requires scheduling an appointment at the customer location for a field technician to manually set up the IoT devices. In addition, the field technician must test the functionality of each IoT device, which leads to higher labor costs and the potential for human error. The Zero-Touch feature is attractive because the IoT devices are automatically installed without needing a specialized IoT technician to be available in the field. Therefore, Zero Touch can streamline the installation and commissioning process of IoT devices.

Zero Touch saves time, effort, and cost, making it a highly desirable solution that brings enormous benefits to industries that depend on IoT, including the oil and gas sector, smart buildings, smart factories and smart cities.

Zero Touch provisioning (ZTP) is an automatic and secure way to onboard devices in any IoT cloud platform that uses X.509 authentication technology. It supports X. 509 standard as the format of public-key certificates and so any platform supporting it, is compatible with this service. Amazon Web Services (AWS), Microsoft Azure are some example platforms fully supported by ZTP.

The solution provides an out-of-the-box, simple and cost-effective way to provision over-the air and securely digital certificates and private key in the device, thus significantly minimizing the operational burden and simplifying the supply chain and connection to the IoT platform. Zero Touch Provisioning feature includes also the availability of several trusted Root CA certificates to support all use cases.

2.1.4 Semiconductor Personalization Services

Last but not least, SEALSQ has ended 2023 improving its Trust Services portfolio with the launch in Q4 of a cutting-edge semiconductor personalization "on-package" service available for the whole VaultIC™ range.

The core of SEALSQ's value proposition is to be a vertically integrated security offering. It means in practice that its secure element range can be personalized by pre-loading private keys and certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

Chip personalization is traditionally performed in the semiconductor industry at an early stage of the production process (called personalization "on wafer"), resulting in high minimum order volumes and long leadtimes (often over 6 months) for personalized chips orders.

Through this new service, SEALSQ is now able to offer its clients the option to personalize off-the-shelf secure elements from its VaultIC™ range with certificates and keys and deliver the pre-loaded chips in less than 4 weeks packed in reels from 1,000 to 20,000 units.

This new service offer aims to address IoT device maker's demands who are looking to run mid to small batch manufacturing runs with fast time-to-market and seek easy compliance with main market interoperability and security standards before scaling up production.

2.2 USE-CASES & MARKETS

SEALSQ has positioned itself as a leading security compliance provider for IoT device makers, aligning with industry standards such as Matter for Smart Home devices and national security labels like the «U.S. Cyber Trust Mark» initiative and the EU Cyber Resilience Act. In the Consumer IoT sector, SEALSQ offers fully integrated security solutions from accredited root-of-trust to secure chip, optimizing costs and simplifying the product development process. Meanwhile, in the EV Charging market, the company addresses security concerns and interoperability demands with its Plug & Charge solution, seamlessly integrating PKI, Certified Semiconductors, and Provisioning Services to achieve compliance with ISO15118 standards.

Consumer IoT


EV Charging


Sales & Distribution


Technology, Research & Development


ESG & Corporate


Strategic Outlook


32

2.2.1 Consumer IoT

Recently the FCC announced the "U.S. Cyber Trust Mark" initiative, a voluntary labelling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425 [i] . A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act[i] with similar objectives.

In parallel a growing number of consumer IoT players gather around interoperability standards like Matter for Smart Home devices. Both industry standards and national security labels require that IoT devices securely embed a unique trusted identity in the shape of certificates and private keys, as a cornerstone to the IoT security framework. IoT Device makers therefore consider compliance to these standards and their security requirements as a key part of their product development and launch plans.

In 2023 SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

SEALSQ's PKI as-a-Service (INeS) comes with a convenient online interface and a flexible range of pre-provisioning options (Factory, Over the Air, Zero Touch...). It leverages the WISeKey root-of-trust that is now Matter PAA accredited while the secure elements range, enriched with 2 news products, provides up to FIPS 140-3 certification level to Consumer IoT product with State-of-the-Art CCEAL5+ tamper resistant hardware.

Best Practices Requirement	Description	SEALSQ Solution
Securely Store Credentials & Certificates	This applies to both the Birth (or factory) Certificate (IDEVID) and Operational Certificates (LDEVIDs) along with their associated public private key pairs.	✓
Credential based authentication	IDEVID (birth certificate) and LDEVIDs (application certificates	✓
Unique password	Factory defined passwords must be unique	✓
Specialized User Roles	Roles for administration, operation, etc.	✓
Secure Storage and Update of data	Applies to configuration, user, and application data	✓
Secure Communication	Includes communication on the bus, and communication to other IoT ecosystem nodes	✓
Secure Software Update	Verify software package when downloading	✓
Secure Boot	Verify software package in bootloader	✓
Device Intent	Configuration to only intended Functionality of IoT device	✓

2.2.2 EV Charging

The installed base of charging points is set to hit 22.8 million in 2025 according to estimates from research firm Berg Insight, which sees the market in Europe and North America dominated by private charging points. the firm expects the number of connected charging points in the two regions to reach 7.9 million in 2025. Globally, the deployment of EV charging stations should increase at a 31% CAGR to more than 66 million units by 2030 According to the HIS.

An important number of vulnerabilities have been identified, posing significant threats to not just the vehicles, but also to the charging stations, charge point operators, billing and distribution system operators. Threats are multifaceted, encompassing potential electricity flow disruption, identity theft, data alteration, and malware intrusion.

Beyond security concerns, a comp elling EV charging experience requires seamless interoperability as consumers demand an automated and efficient charging process that doesn't involve lags or re-entering credentials.

The industry's response is the upgraded Plug & Charge ISO15118 standard that all charging stations and vehicles will need to support in the near future.

"Plug and Charge" is a technological concept initially introduced by ISO 15118, the international standard for charging electric vehicles (EVs) to enable a more user-convenient and secure way of charging EVs. All charging stations will need to support this standard in the near future, which is applicable to both wired (AC and DC charging) and wireless charging use cases.

From a security standpoint, Plug & Charge process requires the EV and charging station to establish and share a secure communication link. Several required actions from both sides ensure confidentiality, data integrity, and authenticity. In practice, ISO 15118 specifies a set of symmetric and asymmetric cryptographic algorithms that secure the necessary level of confidentiality and verify both the integrity and the authenticity of the data exchanged.

SEALSQ's solution to achieve compliance with ISO15118 perfectly and seamlessly integrates PKI, Certified Semiconductors and Provisioning Services in a single vertical security offering:

- Ready-to-use Secure Element personalized with a unique and universally trusted Digital Identity (ISO15118 compliance)
- Public Key Infrastructure (PKI) for User and Device authentication, Data encryption and Data signature (Station-to-Vehicle / Service Provider / Station-to-Station)
- Certifcate Authorities and Vehicle-to-Grid (V2G) Root CA, Aligned with Certificate Pools and Roaming Hubs Policies like CHARIN, HUBJECT & GIREVE


Electric Car & User
WISeID
Contract Certificate
ISO15118
Charging Station
Communication Module
Metering Module
VaultIC
Digital Certificate
User Authentication
OCPP
Charge Point Operator
INeS
Managed PKI and CMS
TLS Certificates
Life cycle Management
Root CA / Issuing CA

- «Plug & Charge» Charger-Vehicle authentication
- Provide Secure Identity
- Support TLS Protocol
- Protect/Encrypt Data & Assets
- Provide True Random Number for cryptographic operations SP800-90B
- Provide a Secure Platform
  - Secure Boot
  - Secure Firmware Update

2.3 SALES & DISTRIBUTION

2.3.1 Operational outlook: 2023, A record year for new projects won

During the year 2023, we have created a record of 28 new Design-WIN et new 15 Design-IN, with a total weighted pipe of $35M.

SEALSQ pipe growth is driven by:

• Existing customers such as TOSHIBA, Landis&Gyr, who have selected our new VaultIC408 for the new smart meters design, as well as LEGIC who has engaged with us for a new packaging form factor for their new device generation still using our MS6001 secure chip.

• New customers, among which:
  • a large number of Matter (consumer connected devices standard protocol) device makers who have selected our Matter certified PKI offer, either alone or in combination with our new VaultIC 292 secure element.
  • EV Charger suppliers: VESTEL one of the largest ODM based in Turkey, and Bytesnaps a UK system integrators
  • Smart Meter: SECURE METER, Indian ODM.

Of Note, in 2023 CISCO has awarded us as their Supply Chain Security Champion. Cisco issued the prestigious award at its annual Supplier Appreciation Event (SAE) to a live audience of several hundred executives representing its diverse component suppliers and partners in manufacturing, logistics, services, and repair operations. The recognition honors SEALSQ within the WISeKey group for demonstrating a shared commitment to Cisco's success by proactively securing Cisco IP and protecting the Cisco brand by embedding security into its operations and creating a secure Supply Chain.

2.3.2 Strategic outlook: Scaling-up our global footprint in 2023

In 2023, SEALSQ strategically expanded its global presence by signing impactful partnerships with renowned distributors and sales representative organizations across key regions. These collaborations not only solidified SEALSQ's market position but also facilitated its growth trajectory by leveraging the unique strengths and capabilities of each partner.

In the EMEA region, SEALSQ partnered with Micon, a semiconductor distribution and services company with a strong foothold in Israel, the Nordics, and Italian markets. Micon's geographical footprint and existing customer base across diverse target industries aligns perfectly with SEALSQ's development goals. By leveraging Micon's established network and market insights, SEALSQ gained valuable access to new opportunities in verticals like Military, Consumer IoT, or Smart Grid in these strategic regions.

Across North America, SEALSQ strategically aligned with three sales representative organizations: CJR Associates, Rep One and Impact Technical Sales to cover the entire north and east coast of the US. In parallel SEALSQ entered into a representation and distribution agreement with Symmetry, a large American semiconductor distribution and services organization spanning the whole country. Renowned for their industry expertise and client-focused approach all four companies bring decades of experience and deep understanding of the market landscape, providing SEALSQ with unparalleled access to key sectors and customer segments and creating a backbone of commercial touchpoints across the United States. These partners and the clients they bring-in will be efficiently supported by SEALSQ's domestic team which size has significantly increased during the year as a result of the company's intense hiring efforts in the region, a trend that is poised to continue throughout 2024.

Last but not least, SEALSQ has also been bolstering its presence in Asia both with new partnerships and reinforcing the local sales team.

In Taiwan, SEALSQ forged partnerships with GRL, a global design Lab, and Holystone a leading local electronic components distributor. Their expertise efficiently complements SEALSQ's vision for expansion and growth in the Taiwanese market and has already brought in several new businesses across the year, especially around consumer IoT, PKI and Matter Smart Home verticals.

In Japan, SEALSQ strategically collaborated with Okaya Electronic and Allion, esteemed distributors with deep-rooted industry experience and a strong track record of success. Their extensive market knowledge and customer-centric approach enable SEALSQ to navigate efficiently the complexities of the Japanese market and business culture.

2.4 TECHNOLOGY, RESEARCH & DEVELOPMENT: QUASARS RISC V & TPM

In 2023 SEALSQ continued its effort to move forward the QUASARS project aiming at the development of a new generation of RISC-V Quantum Resistant Secure Platform. A significant step with the development of a RISC-V post quantum test-chip was achieved in Q3 with this year This new generation chip based on the RISC-V open-source core technology, is meant to align not only with today's highest security standards like Common Criteria EAL5+ and NIST-FIPS, but also to be capable to run quantum resistant cryptographic algorithms to support next generation hybrid schemes. These include robust techniques like lattice-based and code-based cryptography, which are designed to withstand quantum computing threats.

The first commercial version of the new SEALSQ platform (sampling will start in late 2024) will align with key security benchmarks, including the widely-recognized TPM 2.0 standard set by the Trusted Computing Group (TCG).

SEALSQ plans indeed to use this platform to serve various segments of the secure chips market including TPMs, and Secure Microcontrollers dedicated to IoT, Automotive, Healthcare and Smart Energy applications.

RISC-V technology is revolutionizing the microchip industry, challenging established giants and paving the way for transformative changes. By the end of 2022, the industry had already embraced over 10 billion RISC-V cores, with thousands of engineers globally contributing to RISC-V projects. According to research by Semico, this market is expected to grow at a CAGR of 70% through 2027, incorporating RISC-V elements.

The global trusted platform module (TPM) market size is slated to expand at ~ 13% CAGR between 2023 and 2035. The market is poised to garner a revenue of $6 billion by the end of 2035, up from a revenue of ~$2 billion in the year 2022, due to the growing affordability of connected devices such as laptops, smartphones, and tablets, as well as the convenience they offer with regards to communication, entertainment, and work.

2.5 ESG & CORPORATE

2.5.1 ESG

In 2023 SEALSQ is proud to announce its commitment to environmental, social, and governance (ESG) principles through the attainment of the ISO 14001 certification. This certification underscores our dedication to implementing robust environmental management systems and further aligns with our values of sustainability, responsibility, and innovation.



- **Environmental Stewardship:** Under the newly acquired ISO 14001 certification, SEALSQ is poised to champion a comprehensive environmental management system. This includes a vigilant environmental monitoring system to ensure compliance with and anticipation of all applicable laws and standards, facilitated by cutting-edge monitoring tools. The emphasis on reducing our carbon footprint through a systematic and accountable approach reflects our commitment to environmental stewardship.

- **Social Responsibility:** Recognizing the importance of social responsibility, SEALSQ is taking strides to ensure widespread awareness among individuals within the organization. Our commitment extends beyond the workplace, aiming to create a positive impact on the communities we serve. By fostering an inclusive and responsible corporate culture, we believe in contributing to the well-being of our employees and society at large.

- **Governance Excellence:** As part of our ESG policy, we are reinforcing our governance framework, aligning with international standards to ensure transparency, accountability, and ethical conduct. The ISO 14001 certification will enable us to integrate environmentally sustainable practices across all levels of our organization, fostering a governance structure that supports our commitment to responsible business practices.

- **Global Compliance and Innovation:** The rapidly evolving landscape of environmental regulations, exemplified by influential frameworks such as the EU's REACH and RoHS directive, has driven SEALSQ to proactively adopt and implement global compliance measures. This approach not only ensures adherence to existing regulations but also positions us at the forefront of emerging environmental standards, fostering innovation and sustainable business practices.

- **Strategic Outlook:** By strengthening our environmental management system through the ISO 14001 certification, SEALSQ is extending its strategic perspective to encompass the entire organization. This will be achieved by promoting activities based on the Plan-Do-Check-Act (PDCA) cycle, thereby embedding environmental responsibility into our core business strategies.

2.5.2 Human Ressources

In 2023 SEALSQ continues its pro-active search for talents and proceeded to hire over 12 new team members across all fields of activity:

France	Emulation Tools Engineer
France	Product Security Engineer
France	Marketing Assistant
France	Design Digital Engineer
France	Full Stack developer
France	Security Engineer
France	Firmware Engineer
France	Graphist Designer
France	Expert provisioning and Personalization
France	Test Engineer
Taiwan	Taiwan Sales Director
USA	NORAM Field Application Engineer



In parallel the Sales Team has been re-organized around a new VP Sales (Franck BUONANNO) with the goal to continue the development of our global reach and increasingly support customers in the US, EMEA and ASIA.

2.6 STRATEGIC OUTLOOK FOR 2024

2.6.1 New Markets

1 **Asset Tracking** In Q3, WISeKey & SEALSQ have engaged into a consortium gathering various large players within the logistic industry and aiming at transforming this industry through innovative technology.

The solution will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures. This initiative will create a seamless, secure platform with hybrid IoT communications.

The implementation of this technology promises to revolutionize global track and trace capabilities for shipping containers, enhancing transparency, security, and operational efficiency.



Key aspects of the agreement:

1. **Integration of IoT Technologies:** The plan involves incorporating IoT-enabled devices and sensors in smart containers. These containers will be monitored and traced by the WISeSat satellite constellation, creating a secure, hybrid IoT communication platform. This technology aims to enhance global tracking and transparency for shipping containers, boosting security and operational efficiency.

2. **Advanced Container Monitoring:** Containers will be fitted with IoT devices secured by WISeSAT IoT sensors, allowing real-time tracking of their location and condition. This integration of satellite and terrestrial IoT communications ensures constant global connectivity.

3. **Sustainable and Efficient Logistics:** Aligning with DP World's sustainability goals, this initiative intends to optimize routes and reduce carbon emissions. It promises to set new efficiency standards in logistics, minimizing delays, errors, and costs.

4. **Collaborative Industry Effort:** This project is a joint venture between industry leaders, aiming to establish a universally adaptable platform that redefines industry standards. It brings together experts from logistics, cybersecurity, and IoT sectors.

5. **Consortium Partners:** The project, named the Smart Container Consortium, includes partners like Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ Corp (Nasdaq: LAES), WISeSAT.Space, and Caspian Container Company. They aim to deploy IoT-enabled devices and sensors in containers for real-time, global tracking via the WISeSat Satellite constellation.

6. **Technology Integration:** The agreement focuses on equipping containers with advanced WISeSAT IoT sensors, secured by SEALSQ semiconductors, providing real-time data on their location, condition, and other vital parameters. The integration of WISeSAT Smart container platform and technology into the CargoES platform ensures trusted and global, real-time tracking and tracing capabilities via the WISeSat Satellite constellation and terrestrial infrastructures enabling uninterrupted connectivity worldwide.

7. **Co-Conscious and Efficient Logistics:** The integration of these smart containers aligns with WISeKey and DP World's commitment to sustainability, aiming to optimize routes and reduce carbon emissions. This eco-friendly approach also sets new benchmarks in logistical efficiency, reducing delays, errors, and overall operational costs.

8. **Collaborative Effort and Industry Standards:** This venture is a collaborative effort involving industry pioneers, aiming to create a universally adaptable platform that redefines industry standards. The initiative brings together experts from various sectors, including logistics, cybersecurity, and IoT, to architect and advocate this unified system. As a first client of this initiative up to 20,000 containers from Caspian Container company will be equipped and connected during 2024.

WISeKey and DP World along with their consortium partners, industry pioneers, encompassing Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ Corp (Nasdaq: LAES), WISeSAT.Space, Caspian Container Company, and shortly others main actors from the industry e.g. Ports and Insurances, are poised to embark on this transformative project, setting a new course for the logistics and shipping industry.

2 **Design Center and Personalization Center project.** WISeKey and SEALSQ jointly, together with ODINS, a spanish company with extensive experience in R&D and in the design and manufacturing of IoT devices and solutions, intend to establish in the Region of Murcia a "Center of Excellence in Cybersecurity and Microchips" under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

The project has been submitted to the Spanish government for funding under the PERTE budgets, and features a 146M€ investment over a period of 7 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the Internal rate of return (IRR) at the end of year 7 are of 18% with a net present value (NPV) of 120M€.



The project would focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia.

The project would consist in 2 key activities

· Design of microcontrollers and their validation chain, prior to their production on an industrial scale.

· Personalization Phase in which the software and identifiers are loaded into the semiconductors. This stage is strategically important in several markets, such as automotive and IoT, where each semiconductor must contain an inviolable identity for full protection in terms of cybersecurity, according to the demands of government regulators.



The project would be developed through a «Fabless» environment, and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the demands future at national, European and global level Advantages of our project are rooted in several key factors:

1. **Expertise in Design with RISC-V Technology:**
   - Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.
   - Ensures project relevance on a national and international scale, aligning with the PERTE strategy and the EU CHIP Act.

2. **Compliance with Safety Standards and Certifications:**
   - Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.
   - Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets. Aligns with the EU's commitment to certification issues.

3. **Collaboration with Third-Party Partners:**
   - Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

4. **Rigorous Quality Control System:**
   - Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

5. **Security in Sensitive Operations:**
   - Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.
   - Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

6. **Late Customization and Flexibility:**
   - Customizing chips at an advanced stage and employing «late customization» offers agility in responding to specific customer demands.
   - Reduces lead times and minimum quantities from order, enhancing responsiveness.

7. **WISeKey Root-of-Trust Accreditation:**
   - Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys
   - Establishes greater trust in the products.

8. **Adaptability to European, American, and Latin American Markets:**
   - Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.

2.6.2 SEALCOIN Tokenization project

Cryptocurrencies, currently safeguarded by public key cryptography, face a significant security challenge with the advent of quantum computing. Traditional cryptographic methods, though robust against current computational capabilities, are susceptible to quantum attacks, which could lead to compromised transactions and weakened trust in digital currencies.

SEALSQ has announced the forthcoming deployment of SEALCOIN, an IoT M2M Token with enhanced security features including post-quantum cryptography.

SEALCOIN is currently in its pre-registration stage while it is expected to be available on various exchanges by the end of Q2 2024. Interested parties can pre-register at https://www.sealcoins.com/.



1. **The Innovation: Post-Quantum Semiconductor Technology**

   At the heart of this innovative venture is SEALSQ's post-quantum semiconductor technology, a marvel of quantum mechanics principles applied to digital security. This cutting-edge technology, integrated directly into the hardware, is designed to fortify cryptocurrency transactions against the emergent threat of quantum computing. In doing so, it addresses and mitigates vulnerabilities inherent in current blockchain systems, thereby reinforcing the digital financial ecosystem against quantum breaches.

2. **Blockchain 2.0 and Manufacturing Integration**

   The integration of Blockchain 2.0 in semiconductor manufacturing heralds a new age of traceability and authentication. While not yet widespread, this technology holds immense potential for tracking and verifying semiconductors, adding a layer of trust and transparency to the process.

3. **NFC Microchip and Cryptochip Cards: Bridging Physical and Digital Security**

   SEALSQ introduces an NFC Microchip, a novel product that merges the blockchain world with tangible security solutions. Attached to physical products, this chip can be scanned to authenticate items, presenting a formidable barrier against counterfeiting. Additionally, SEALSQ offers cards embedded with cryptochips, serving various applications including the secure management of blockchain keys. More information on this can be found at SEALSQ's NFC and NFT Integration here.

4. **SEALCOIN: Pioneering the IoT and M2M Economy**

   SEALCOIN is not just a cryptocurrency; it's a paradigm shift in the Internet of Things (IoT) and Machine-to-Machine (M2M) economy. Designed for the billions of internet-connected devices, it enables autonomous, seamless exchanges of data and currency, redefining M2M payments and IoT communications. This protocol extends beyond individual trading, offering a transformative approach to economic interactions and communications within IoT networks.

5. **SEALCOIN's Role in DeFi and IoT**

   SEALCOIN positions itself at the forefront of the digital finance (DeFi) and IoT sectors. It aims to establish a resilient economy tailored for internet-driven devices, facilitating not just data exchange but also secure, efficient currency transactions.

6. **A Secure Future with Distributed Ledger Technology**

   The application of distributed ledgers in IoT devices creates a foundation of trust essential for successful IoT networks. This technology enables secure interactions among devices, such as an autonomous security robot verifying drones' security clearances, and is integral to upcoming smart-home standards that use blockchain for device trust.

7. **In Conclusion: A Quantum-Resistant Future**

   SEALSQ's pioneering technology and the launch of SEALCOIN mark a significant stride in securing digital transactions against quantum threats. This development is not only a testament to SEALSQ's commitment to innovation but also a beacon of security in the quantum computing era.

3.

CONSOLIDATED FINANCIAL STATEMENTS



SEAL SQ

semiconductors + quantum

Consolidated Financial Statements

of SEALSQ Corp

As at December 31, 2023

1.   Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988) F-2
2.   Report of the Independent Registered Public Accounting Firm (BDO Rhône Alpes; Lyon, France; PCAOB ID# 3340) F-3
3.   Consolidated Statements of Comprehensive Income / (Loss)... F-4
4.   Consolidated Balance Sheets.. F-5
5.   Consolidated Statements of Changes in Shareholders' Equity F-7
6.   Consolidated Statements of Cash Flows... F-8
7.   Notes to the Consolidated Financial Statements F-10

Phone +41 44 444 35 55
www.bdo.ch

BDO Ltd
Schiffbaustrasse 2
8031 Zurich

1. Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
SEALSQ CORP.
VG 1110
British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of SEALSQ CORP (the "Company") as of December 31, 2023, the related consolidated statements of comprehensive income/(loss), of changes in stockholders' equity, and cash flows for the years ended December 31, 2023 and December 31, 2021 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2023 and December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.[1] The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zurich, Switzerland, March 21, 2024

BDO Ltd.

Philipp Kegele ppa. Thomas Richard de Ferrars

We have served as the Company's auditor in 2021 and since 2023.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Tél. : 04 72 61 05 76
www.bdo.fr

28 rue de la République
69002 LYON

2. Report of the Independent Registered Public Accounting Firm (BDO Rhône Alpes; Lyon, France; PCAOB ID# 3340)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
WISeKey Semiconductors SAS (SEALSQ Corp Predecessor) - Meyreuil - FRANCE

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of WISeKey Semiconductors SAS Group (SEALSQ Corp Predecessor) as of December 31, 2022, the related consolidated statements of comprehensive income/loss, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lyon (France), April 20, 2023
BDO Rhône-Alpes

Represented by Justine GAIRAUD
We have served as the Company's auditor since 2016.

Siège social : BDO Rhône-Alpes – Le Pixel – 10bis avenue des FTPF - 38130 Echirolles
SAS au capital de 3 000 000 Euros - SIREN 061 500 542 RCS Grenoble - N°TVA Intracommunautaire FR 720 615 00542
Société d'Expertise Comptable inscrite au Tableau de l'Ordre de la Région AURA
Société de Commissaires aux Comptes Compagnie Régionale Dauphiné Savoie

3. Consolidated Statements of Comprehensive Income / (Loss)

USD'000, except earnings per share	2023	2022	2021	Note ref.
	12 months ended December 31,			
Net sales	30,058	23,198	16,995	25
Cost of sales	(15,589)	(13,267)	(9,547)	
Depreciation of production assets	(420)	(132)	(301)	
Gross profit	**14,049**	**9,799**	**7,147**	
Other operating income	48	2,007	91	26
Research & development expenses	(3,946)	(2,308)	(3,050)	
Selling & marketing expenses	(5,648)	(3,824)	(4,245)	
General & administrative expenses	(8,644)	(3,091)	(4,984)	
Total operating expenses	**(18,190)**	**(7,216)**	**(12,188)**	
Operating (loss) / income	**(4,141)**	**2,583**	**(5,041)**	
Non-operating income	2,442	935	483	28
Interest and amortization of debt discount	(689)	(355)	(167)	19&20
Non-operating expenses	(655)	(638)	(96)	29
(Loss) / income before income tax expense	**(3,043)**	**2,525**	**(4,821)**	
Income tax (expense) / income	(225)	3,245	(6)	
Net (loss) / income	**(3,268)**	**5,770**	**(4,827)**	
Earnings per ordinary share (USD)				
Basic	(0.21)	0.41	(0.34)	32
Diluted	(0.21)	0.41	(0.34)	32
Earnings per F share (USD)				
Basic	(1.07)	2.04	(1.71)	32
Diluted	(1.07)	2.04	(1.71)	32
Other comprehensive income / (loss), net of tax:				
Foreign currency translation adjustments	(2)	(15)	(8)	
Defined benefit pension plans:				21
Net gain / (loss) arising during period	11	170	142	
Other comprehensive income / (loss)	**9**	**155**	**134**	
Comprehensive (loss) / income	**(3,259)**	**5,925**	**(4,693)**	

The accompanying notes are an integral part of these consolidated financial statements.

4. Consolidated Balance Sheets

USD'000, except par value	As at December 31, 2023	As at December 31, 2022	Note ref.
ASSETS			
Current assets			
Cash and cash equivalents	6,895	4,057	8
Accounts receivable, net of allowance for doubtful accounts	5,053	2,219	9
Inventories	5,231	7,510	10
Prepaid expenses	605	394	
Government Assistance	1,718	692	12
Other current assets	765	1,252	11
Total current assets	20,267	16,124	
Noncurrent assets			
Deferred income tax assets	3,077	3,296	30
Property, plant and equipment, net of accumulated depreciation	3,230	782	13
Intangible assets, net of accumulated amortization	-	1	14
Operating lease right-of-use assets	1,278	1,379	15
Other noncurrent assets	83	77	16
Total noncurrent assets	7,668	5,535	
TOTAL ASSETS	27,935	21,659	
LIABILITIES			
Current Liabilities			
Accounts payable	6,963	6,735	17
Indebtedness to related parties, current	1,278	3,374	20
Current portion of obligations under operating lease liabilities	336	324	15
Income tax payable	2	47	
Other current liabilities	138	148	18
Total current liabilities	8,717	10,628	
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	1,654	1,489	19
Convertible note payable, noncurrent	1,519	-	19
Indebtedness to related parties, noncurrent	9,695	7,946	20
Operating lease liabilities, noncurrent	893	988	15
Employee benefit plan obligation	426	396	21
Total noncurrent liabilities	14,187	10,819	
TOTAL LIABILITIES	22,904	21,447	

F-6

USD'000, except par value	As at December 31, 2023	As at December 31, 2022	Note ref.
Commitments and contingent liabilities			22
SHAREHOLDERS' EQUITY			
Common stock - Ordinary shares	154	75	23
Par value - USD 0.01			
Authorized - 200,000,000 and 200,000,000			
Issued and outstanding - 15,446,807 and 7,501,400			
Common stock - F shares	75	75	23
Par value - USD 0.05			
Authorized - 10,000,000 and 10,000,000			
Issued and outstanding - 1,499,700 and 1,499,700			
Additional paid-in capital	24,730	16,731	
Accumulated other comprehensive income / (loss)	784	775	24
Accumulated deficit	(20,712)	(17,444)	
Total shareholders' equity	5,031	212	
TOTAL LIABILITIES AND EQUITY	27,935	21,659	

The accompanying notes are an integral part of these consolidated financial statements.

5. Consolidated Statements of Changes in Shareholders' Equity

USD'000, except share numbers	Number of ordinary shares	Number of F shares	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total equity (deficit)	Note ref.
As at December 31, 2021	6,610,293	1,499,700	141	8,889	(23,214)	621	(13,563)	
Recapitalization by WISeKey International Holding Ltd	891	-	9	7,339	-	-	7,348	
LT loan debt discount	-	-	-	511	-	-	511	19
Indebtedness to related parties	-	-	-	(8)	-	-	(8)	20
Comprehensive income / (loss)	-	-	-	-	5,770	155	5,925	
As at December 31, 2022	7,501,400	1,499,700	150	16,731	(17,444)	775 (a)	212	
Reverse recapitalization under common control	100	-	-	(188)	-	-	(188)	7
L1 Facility	3,940,630	-	39	3,854	-	-	3,893	19
Anson Facility	4,004,677	-	40	4,124	-	-	4,164	19
Indebtedness to related parties	-	-	-	209	-	-	209	20
Comprehensive income / (loss)	-	-	-	-	(3,268)	9	(3,259)	
As at December 31, 2023	15,446,807	1,499,700	229	24,730	(20,712)	784	5,031	

(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements

6. Consolidated Statements of Cash Flows

USD'000	12 months ended December 31,		
	2023	2022	2021
Cash Flows from operating activities:			
Net income / (loss)	(3,268)	5,770	(4,827)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:			
Depreciation of property, plant & equipment	569	404	1,532
Amortization of intangible assets	1	4	5
Write-off gain	(2,240)	-	-
Interest and amortization of debt discount	689	355	167
Inventory valuation allowance	594	554	462
Income tax expense / (recovery) net of cash paid	225	(3,250)	6
Other non cash expenses /(income)			
Expenses settled in equity	153	-	-
Expenses accrued under noncurrent liabilities	-	882	-
Unrealized and non cash foreign currency transactions	112	-	-
Changes in operating assets and liabilities, net of effects of businesses acquired / divested			
Decrease (increase) in accounts receivables	(2,834)	387	(400)
Decrease (increase) in inventories	2,319	(5,354)	(698)
Decrease (increase) in other current assets and prepaids, net	275	(778)	172
Decrease (increase) in deferred research & development tax credits, net	(1,026)	154	464
Decrease (increase) in other noncurrent assets, net	(6)	5	4
Increase (decrease) in accounts payable	39	(521)	522
Increase (decrease) in deferred revenue, current	-	-	(150)
Increase (decrease) in income tax payable	(45)	44	3
Increase (decrease) in other current liabilities	(10)	(31)	(413)
Increase (decrease) in defined benefit pension liability	31	(179)	(440)
Increase (decrease) in interest on debt owed to related parties	35	164	(54)
Increase (decrease) in net balance owed to related parties, excluding debt and interest on debt	1,347	1,836	281
Net cash provided by / (used in) operating activities	**(3,040)**	**446**	**(3,364)**
Cash Flows from investing activities:			
Sale / (acquisition) of property, plant and equipment	(3,021)	(299)	(36)
Net cash provided by / (used in) investing activities	**(3,021)**	**(299)**	**(36)**
Cash Flows from financing activities:			
Proceeds from debt	-	1,750	3,464
Payments of debt issue costs	(680)	-	-
Proceeds from convertible loan issuance	9,600	-	-
Net cash provided by / (used in) financing activities	**8,920**	**1,750**	**3,464**
Effect of exchange rate changes on cash and cash equivalents	**(21)**	**96**	**170**
Cash and cash equivalents			
Net increase / (decrease) during the period	2,838	1,993	234
Balance, beginning of period	4,057	2,064	1,830
Cash and cash equivalents balance, end of period	**6,895**	**4,057**	**2,064**

USD'000	12 months ended December 31,		
	2023	2022	2021
Supplemental cash flow information			
Cash paid for income tax	-	4	-
Noncash conversion of convertible loans into common stock	8,175	-	-
Recapitalization by WISeKey International Holding Ltd	-	7,348	-
ROU assets obtained from operating lease	65	56	33

The accompanying notes are an integral part of these consolidated financial statements.

7. Notes to the Consolidated Financial Statements

Note 1.   The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries ("**SEALSQ**" or the "**Group**" or the "**SEALSQ Group**"), has its headquarters in Tortola, British Virgin Islands (BVI). SEALSQ Corp, the parent of the SEALSQ Group, was incorporated in April 2022 and is listed on the NASDAQ Capital Market exchange with the valor symbol "LAES" since May 23, 2023.
On January 1, 2023, SEALSQ Corp acquired WISeKey Semiconductors SAS, a private joint stock company (French Simplified Joint Stock Company), and its subsidiaries. Prior to that acquisition, SEALSQ did not have any operations. As further described in the notes below, the acquisition qualified as a reverse recapitalization.

SEALSQ designs, develops and markets secure semiconductors worldwide as a fabless manufacturer. It provides added security and authentication layers on its semiconductors which can be tailored to customers' needs. As an advanced chip designer, the Group holds the intellectual property (IP) for the semiconductors it sells.

SEALSQ is also accredited as a Product Attestation Authority (PAA) and, as such, can issue MATTER Device Attestation Certificates (DAC).

The Group anticipates being able to generate profits in the near future thanks to the increased focus on the security and authentication of IT components and networks.

Note 2.   Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.
The Group incurred a net operating loss of USD 4.1 million in the year 2023 and had positive working capital of USD 9.8 million as at December 31, 2023, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections up to March 31, 2025, SEALSQ has sufficient liquidity to fund operations.
We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd or other investors, to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3.   Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

Reverse Recapitalization

On January 1, 2023, SEALSQ Corp, then a so-called empty shell private company with no operating activities that was not considered a business under US GAAP standards, acquired WISeKey Semiconductors SAS, a private operating company, and its affiliates. Before this acquisition, both companies were wholly owned by WISeKey International Holding Ltd ("**WISeKey**") therefore the combination of SEALSQ and WISeKey Semiconductors SAS is a transaction under common control in line with ASC 805-50. The combination was accounted for as a reverse acquisition in line with ASC 805-40 (Reverse Acquisitions). This transaction being a capital transaction in substance, it qualifies as a reverse acquisition that is considered a recapitalization under common control whereby SEALSQ Corp is the legal acquirer and accounting acquiree, whereas WISeKey Semiconductors SAS is the legal acquiree and accounting acquirer. In accordance with ASC 805-40, the consolidated financial statements are therefore issued by the legal parent, SEALSQ Corp, but are considered to be the continuation of the financial statements of the legal subsidiary, WISeKey Semiconductors SAS.
In line with ASC 805-50 in relation to transactions under common control, comparative information in SEALSQ's consolidated financial statements assume the transaction occurred on the date when SEALSQ was formed on April 1, 2022. The assets and liabilities of the accounting acquiree, SEALSQ Corp, have been consolidated from April 1, 2022. The transaction being under common control, the assets and liabilities of SEALSQ were initially measured at their carrying amounts in the accounts of WISeKey, in line with ASC 805-50-30-3. No goodwill arose as a result of the transaction. The consolidated statement of comprehensive losses includes the results of SEALSQ Corp from April 1, 2022.
The newly formed company was then listed on the Nasdaq stock exchange on May 23, 2023 through a spin-off by WISeKey of 20% of the ordinary share capital.

Note 4.   Summary of significant accounting policies

Fiscal Year

The Group's fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of SEALSQ Corp and its wholly owned subsidiaries over which the Group has control.
Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting from available alternatives would not produce a materially different result.
Our most critical accounting estimates include:
- Inventory Valuation (see Note 10)
- Recoverability of deferred tax assets (see Note 30)
- Revenue recognition (see Note 25)
- Bonds, mortgages and other long-term debt (see Note 19)
- Convertible note payable, noncurrent (see Note 19)
- Indebtedness to related parties (see Note 20)

Fair Value of Financial Instruments

The Group's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.
Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the "exit price," in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group's credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

Foreign Currency

The functional currency of SEALSQ Corp is USD.
In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income / (loss). The Group's reporting currency is USD.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset's contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.

The Group has elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

We have also elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

Revenue Recognition

The Group's policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the group applies the following steps:
- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a *prorata temporis* basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to the Group. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

F-12

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as non current. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:
- amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as non-current. This would relate to multi-year certificates or licenses.
- advances from customers not supported by invoices.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

In the year 2023, the Group maintained one defined benefit post-retirement plans covering the French employees of WISeKey Semiconductors SAS.
In accordance with ASC 715-30, *Defined Benefit Plans – Pension,* the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of SEALSQ Shares.
Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.
Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.
Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where the Group has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is "more likely than not" that future profits will be available and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

The Group is required to pay income taxes in a number of countries. The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is s not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Earnings per Share

Basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For SEALSQ, the dividend rights of the holders of ordinary shares and F shares (collectively, the "**common stock**") differ. The dividend rights of an F share are five times greater than the dividend rights of an ordinary share. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information related to one operating segment, secure microcontrollers, for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure in Note 31.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Recent Accounting Pronouncements

<u>Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:</u>

As of January 1, 2023, the Group adopted Accounting Standards Update (ASU) 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

ASU 2021-08 amends ASC 805 to "require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination." Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2022-02, Financial instruments – Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures.

ASU 2022-02 eliminates troubled debt restructuring guidance for organizations that adopted the amendments in ASU 2016-13 while providing for additional disclosures for loan modifications. It eliminates guidance for troubled debt restructuring by creditors. In addition to the elimination of TDR guidance, an entity that has adopted ASU 2022-02 no longer considers renewals, modifications, and extensions that result from reasonably expected TDRs in their calculation of the allowance for credit losses in accordance with ASC 326-20. Additionally, ASU 2022-02 enhances disclosure requirements for certain loan modifications by creditors for borrowers experiencing financial difficulty. ASU 2022-02 also amends the vintage disclosure guidance for public business entities.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In March 2023, The FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset's useful life to the common control group regardless of the lease term.

Summary: The amendments allow a private company to elect to account for a common control leasing arrangement using the written terms and conditions without having to determine if those terms and conditions are legally enforceable. If the terms of the arrangement are not in writing, then the entity would apply existing guidance to determine the legally enforceable terms and conditions of the arrangement. The amendments also require leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

Effective Date: ASU 2023-01 is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2023, the FASB issued ASU No 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification").

Summary: This amendment represents a change to clarify or improve disclosure and presentation requirements of a variety of topics. Also, the amendments align the requirements in the codification with the SEC's regulations.

Effective Date: ASU 2023-06 effective date for entities subject to SEC disclosure requirements will be the same as the SEC's effective date to remove the related disclosure from Regulation S-X and Regulation S-K. Each amendment will be effective for all other entities two years later. Entities must adopt all amendments prospectively, and early adoption is prohibited. If by June 30, 2027, the SEC has not removed the existing disclosure requirement from Regulations S-X or S-K, the corresponding disclosure pending requirement will be removed from the Codification and will not become effective.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

Summary: The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

Effective Date: ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for the 12 months to December 31, 2023, 2022 or 2021, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at December 31, 2023 and December 31, 2022. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

	Revenue concentration (% of total net sales) 12 months ended December 31,			Receivables concentration (% of total accounts receivable) As at December 31,	
	2023	2022	2021	2023	2022
Multinational electronics contract manufacturing company	15%	16%	13%	15%	34%
Multinational telecommunication & hardware manufacturing company	4%	5%	5%	12%	7%
International digital security company	12%	10%	0%	0%	6%
International software services provider	8%	6%	5%	14%	4%
International computer and hardware manufacturer	5%	3%	2%	12%	2%
International equipment and software manufacturer	6%	6%	10%	19%	12%

Note 6. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2023		As at December 31, 2022		Fair value level	Note ref.
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		
Nonrecurring fair value measurements						
Accounts receivable	5,053	5,053	2,219	2,219	3	9
Accounts payable	6,963	6,963	6,735	6,735	3	17
Indebtedness to related parties, current	1,278	1,278	3,374	3,374	3	20
Bonds, mortgages and other long-term debt	1,654	1,654	1,489	1,489	3	19
Convertible note payable, noncurrent	1,519	1,846	-	-	3	19
Indebtedness to related parties, noncurrent	9,695	9,695	7,946	7,946	3	20

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

- Accounts receivable – carrying amount approximated fair value due to their short-term nature.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Indebtedness to related parties, current – carrying amount approximated fair value.
- Bonds, mortgages and other long-term debt - carrying amount approximated fair value.
- Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.
- Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note 7. Business combination

Reverse Recapitalization

On January 1, 2023, SEALSQ Corp, then a so-called empty shell private company with no operating activities that was not considered a business under US GAAP standards, acquired WISeKey Semiconductors SAS, a private operating company, and its affiliates. Before this acquisition, both companies were wholly owned by WISeKey therefore the combination of SEALSQ and WISeKey Semiconductors SAS is a transaction under common control in line with ASC 805-50. The combination was accounted for as a reverse acquisition in line with ASC 805-40 (Reverse Acquisitions). This transaction being a capital transaction in substance, it qualifies as a reverse acquisition that is considered a recapitalization under common control whereby SEALSQ Corp is the legal acquirer and accounting acquiree, whereas WISeKey Semiconductors SAS is the legal acquiree and accounting acquirer. In accordance with ASC 805-40 (Reverse acquisition), the consolidated financial statements are therefore issued by the legal parent, SEALSQ Corp, but are considered to be the continuation of the financial statements of the legal subsidiary, WISeKey Semiconductors SAS.

In line with ASC 805-50 in relation to transactions under common control, comparative information in SEALSQ's consolidated financial statements assume the transaction occurred on the date when SEALSQ was formed on April 1, 2022. The assets and liabilities of the accounting acquiree, SEALSQ Corp, have been consolidated from April 1, 2022. The transaction being under common control, the assets and liabilities of SEALSQ were initially measured at their carrying amounts in the accounts of WISeKey, in line with ASC 805-50-30-3. No goodwill arose as a result of the transaction. The consolidated statement of comprehensive income / (loss) includes the results of SEALSQ Corp from April 1, 2022.

The major classes of assets and liabilities acquired by the accounting acquirer, WISeKey Semiconductors SAS, are as follows:

SEALSQ Corp

USD'000	As at December 31, 2022
ASSETS	
TOTAL ASSETS	-
LIABILITIES	
Indebtedness to related parties, current	188
Total current liabilities	188
TOTAL LIABILITIES	188
Commitments and contingent liabilities	
SHAREHOLDERS' EQUITY	
Common stock	-
USD 0.00 par value	
Authorized, issued and outstanding - 100 shares	
Additional paid-in capital	-
Accumulated deficit	(188)
Total shareholders' equity	(188)
TOTAL LIABILITIES AND EQUITY	-

The reverse recapitalization resulted in a net debit adjustment to total stock equity of USD 188,027 corresponding to the net assets acquired.

Note 8. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 9. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD'000	As at December 31, 2023	As at December 31, 2022
Trade accounts receivable	5,103	2,269
Allowance for credit losses	(50)	(50)
Total accounts receivable, net of allowance for credit losses	5,053	2,219

Note 10. Inventories

Inventories consisted of the following:

USD'000	As at December 31, 2023	As at December 31, 2022
Raw materials	1,025	4,523
Work in progress	4,206	2,987
Total inventories	**5,231**	**7,510**

In the years ended December 31, 2023, 2022 and 2021, the Group recorded an inventory valuation allowance in the income statement in an amount of respectively USD 220,289, USD 204,211 and USD 57,302 on raw materials, and USD 373,469, USD 349,623 and USD 404,509 on work in progress.

Note 11. Other current assets

Other current assets consisted of the following:

USD'000	As at December 31, 2023	As at December 31, 2022
Value-Added Tax receivable	415	224
Advanced payment to suppliers	346	1,025
Deposits, current	4	3
Total other current assets	**765**	**1,252**

Note 12. Government assistance

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2023 and December 31, 2022, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 1,718,248 and USD 692,314. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. However, due to administrative delays, the R&D tax credit due at December 31, 2022 was not paid in full in 2023, therefore the balance as at December 31, 2023 is the aggregate of USD 1,052,514 (at closing rate) tax credit earned in relation to the year 2023 and USD 665,734 (at closing rate) in relation to prior periods. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 13. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

USD'000	As at December 31, 2023	As at December 31, 2022
Machinery & equipment	13,275	10,410
Office equipment and furniture	2,321	2,320
Computer equipment and licences	710	558
Total property, plant and equipment, gross	16,306	13,288
Accumulated depreciation for:		
Machinery & equipment	(10,241)	(9,985)
Office equipment and furniture	(2,279)	(2,028)
Computer equipment and licences	(556)	(493)
Total accumulated depreciation	(13,076)	(12,506)
Total property, plant and equipment, net	**3,230**	**782**
Depreciation charge for the year	569	404

In the years ended December 31, 2023 and 2022, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2023 and 2022.

The useful economic life of property plant and equipment is as follows:

- Office equipment and furniture: 2 to 5 years
- Production masks   5 years
- Production tools   3 years
- Licenses   3 years
- Software   1 year

Note 14. Intangible assets

Intangible assets consisted of the following:

USD'000	As at December 31, 2023	As at December 31, 2022
Intangible assets subject to amortization:		
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets, gross	4,903	4,903
Accumulated amortization for:		
Patents	(2,281)	(2,281)
License agreements	(1,699)	(1,698)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,903)	(4,902)
Total intangible assets subject to amortization, net	-	1
Total intangible assets, net	-	1
Amortization charge for the year	1	4

The useful economic life of intangible assets is as follows:

- Patents: 5 to 10 years
- License agreements: 1 to 3 years
- Other intangibles: 5 years

Note 15. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2023, the SEALSQ Group holds four operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.
During the years 2023, 2022 and 2021 we recognized rent expenses associated with our leases as follows:

USD'000	12 months ended December 31, 2023	12 months ended December 31, 2022	12 months ended December 31, 2021
Operating lease cost:			
Fixed rent expense	329	332	378
Short-term lease cost	-	-	3
Net lease cost	329	332	381
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	329	332	381
Net lease cost	329	332	381

In the years 2023 and 2022, we had the following cash and non-cash activities associated with our leases:

USD'000	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	314	328	380
Non-cash investing and financing activities:			
Net lease cost	329	332	381
Additions to ROU assets obtained from:			
New operating lease liabilities	66	56	33

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2023:

USD'000	As at December 31, 2023
Right-of-use assets:	
Operating leases	1,278
Total right-of-use assets	**1,278**
Lease liabilities:	
Operating leases	1,229
Total lease liabilities	**1,229**

As at December 31, 2023, future minimum annual lease payments were as follows, which corresponds to the future minimum lease payments under legacy ASC 840 in line with ASU 2018-11.

Year (USD'000)	Operating	Short-term	Finance	Total
2024	336	-	-	336
2025	311	-	-	311
2026	307	-	-	307
2027	307	-	-	307
2028 and beyond	168	-	-	168
Total future minimum operating and short-term lease payments	**1,429**	**-**	**-**	**1,429**
Less effects of discounting	(200)	-	-	(200)
Lease liabilities recognized	**1,229**	**-**	**-**	**1,229**

As of December 31, 2023 the weighted-average remaining lease term was 4.49 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2022 was 3.02% and as of December 31, 2023 was 5.45%.

Note 16. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 17. Accounts payable

The accounts payable balance consisted of the following:

USD'000	As at December 31, 2023	As at December 31, 2022
Trade creditors	3,299	5,001
Accounts payable to shareholders	1,378	-
Accounts payable to underwriters, promoters, and employees	1,150	1,071
Other accounts payable	1,136	663
Total accounts payable	6,963	6,735

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest on outstanding loans and the recharge of management services (see Notes 19 and 34).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note 18. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at December 31, 2023	As at December 31, 2022
Other tax payable	13	28
Customer contract liability, current	125	84
Other current liabilities	-	36
Total other current liabilities	138	148

Note 19. Bonds, mortgages and other long-term debt

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client has lent to SEALSQ a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the SEALSQ Group to the client during the period from July 1, 2023, through to December 31, 2025. The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date. The loan does not bear any interest and there were no fees or costs attributed to the loan.
At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.
SEALSQ has not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. As at December 31, 2022, the loan balance was USD 2 million and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.
As of December 31, 2023, SEALSQ has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023. Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**L1 Facility**") with L1 Capital Global Opportunities Master Fund Ltd ("**L1**") pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("**VWAP**") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 Facility, upon each tranche closing under the L1 Facility, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First L1 Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.
The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital ("**APIC**"), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.
As at December 31, 2023, the outstanding L1 Facility available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**Anson Facility**") with Anson Investments Master Fund LP ("**Anson**") pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("**VWAP**") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson Facility, upon each tranche closing under the Anson Facility, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First Anson Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital ("**APIC**"), and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note's principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

As at December 31, 2023, the outstanding Anson Facility available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

Note 20. Indebtedness to related parties

On October 1, 2016, the SEALSQ Group entered into a Revolving Credit Agreement (the "**Revolving Credit**") with its parent WISeKey International Holding Ltd to borrow funds within a credit period starting on October 1, 2016, and ending on December 31, 2017, when all outstanding funds would become immediately due and payable. Outstanding loan amounts under the Revolving Credit bore an interest rate of 3% per annum. Repayments before the end of the credit period were permitted. On November 1, 2017, the Group and WISeKey entered into the First Amendment to the Revolving Credit Agreement extending the credit period by 2 years to December 31, 2019. On March 16, 2021, the Group and WISeKey entered into the Second Amendment to the Revolving Credit Agreement extending the credit period by another 2 years to December 31, 2022. On November 1, 2022, the Group and WISeKey entered into the Third Amendment to the Revolving Credit Agreement pursuant to which the interest rate was amended to 2.5% per annum.

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG, an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On November 12, 2020, WISeKey provided a Funding Commitment to extend shareholder loans (each the "**Shareholder Loan**") to the Group for a maximum aggregate amount of USD 4 million to be drawn down over six months from the date of the commitment, in instalments of between USD 1 million and USD 1.5 million. The Shareholder Loans bore interest of 3% per annum. There were no set repayment dates for the Shareholder Loans.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the "**Debt Remission**") with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2023, an amount of EUR 3 million (USD 3,311,700) remained outstanding under the Debt Remission.

On June 28, 2021, the Group entered into a Debt Transfer Agreement with its parent, WISeKey, and an affiliate of WISeKey, WISeKey SA, pursuant to which WISeKey extended a loan of USD 1,463,664 to the Group to repay an overdue creditor balance in that same amount owed to WISeKey SA. The loan bore interest at the rate of 3% per annum and was repayable by December 31, 2022.

On December 31, 2021, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 1,910,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2023.

On June 30, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 444,542 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

On August 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey and WISeKey SA pursuant to which WISeKey extended a loan of USD 381,879 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as then sole shareholder of the SEALSQ Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397 at historical rate) out of the loans outstanding in exchange for the issuance of 175,000 new shares in WISeKey Semiconductors SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.
Because of the requirement under French law, we analyzed the amendment of the maturity of the loans and Revolving Credit as being part of the substance of the recapitalization transaction. We assessed the recapitalization as a capital transaction between related parties in line with ASC 470-50 and, therefore, in the year ended December 31, 2022, recorded a credit entry of USD 183,710 in share capital corresponding to the new issue of 175,000 shares and a credit of USD 7,164,687 to additional paid-in capital, with a total debit entry of USD 7,348,397 to Indebtedness to related parties, noncurrent.

On December 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 283,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

As at December 31, 2022, the Group owed WISeKey USD 1,198,746 in loans under the various agreements and the unamortized debt discount balance was USD 35,340, hence a carrying value of USD 1,163,406 as at December 31, 2022.

On January 1, 2023, the SEALSQ Group entered into a loan agreement with WISeKey (the "**New Loan**") which replaced all outstanding loan agreements. Per the terms of the New Loan, WISeKey extended a loan to the SEALSQ Group of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751. We determined the New Loan to be a troubled debt restructuring under ASC 470-60, where the future undiscounted cash flows of the New Loan were more than the net carrying value of USD 1,163,406 of the original debt with WISeKey. Therefore, in line with ASC 470-60, we recorded the New Loan with a new effective interest rate of 12.3% established based on the carrying value of the original debt and the revised cash flows. A total interest rate accrual of USD 244,091 was recorded as a debit to Indebtedness to related parties, current at inception and the unamortized debt discount balance on the previously outstanding loans of USD 35,340 was extinguished, hence a net credit to APIC of USD 208,751. In line with ASC 470-60, no gain was recorded in the income statement.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey's affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

As at December 31, 2023, the Group owed WISeKey and WISeKey's affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.
As at December 31, 2023, the Group also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

Note 21. Employee benefit plans

Defined benefit post-retirement plan

As of December 31, 2023, the Group maintained one defined benefit post-retirement plan for the employees of WISeKey Semiconductors SAS.
The plan is and was considered a defined benefit plan and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.
The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.
The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

Personnel Costs USD'000	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Wages and Salaries	6,214	4,286	4,345
Social security contributions	2,319	1,940	2,049
Net service costs	38	42	68
Total	8,571	6,268	6,462

The defined benefit pension plan maintained by WISeKey Semiconductors SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at December 31, 2023, is based on annual personnel costs and assumptions as of December 31, 2023.

Assumptions	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
	France	France	France
Discount rate	3.05%	3.65%	0.75%
Expected rate of return on plan assets	n/a	n/a	n/a
Salary increases	3%	3%	3%

As at December 31, 2023 and 2022, the Group's accumulated benefit obligation amounted to, respectively, USD 426,345 and USD 395,786.

Reconciliation to Balance Sheet start of year
USD'000

Fiscal year	2023	2022	2021
Projected benefit obligation	396	575	1,015
Surplus / deficit	**396**	**575**	**1,015**
Opening balance sheet asset / provision (funded status)	**396**	**575**	**1,015**
Reconciliation of benefit obligation during the year			
Projected benefit obligation at start of year	396	575	1,015
Net service cost	38	43	71
Interest expense	14	4	3
Net benefits paid to participants	(22)	(24)	(116)
Actuarial losses / (gains)	(11)	(170)	(141)
Curtailment & settlement	0	0	(187)
Currency translation adjustment	11	(32)	(70)
Projected benefit obligation at end of year	**426**	**396**	**575**
Reconciliation to balance sheet end of year			
Defined benefit obligation - funded plans	426	396	575
Surplus / deficit	**426**	**396**	**575**
Closing balance sheet asset / provision (funded status)	**426**	**396**	**575**
Amounts recognized in accumulated other comprehensive income / (loss)			
Net loss / (gain)	(385)	(364)	(205)
Deficit	**(385)**	**(364)**	**(205)**
Estimated amount to be amortized from accumulated other comprehensive income / (loss) into NPBC over next fiscal year			
Net loss / (gain)	47	52	51

Movement in Funded Status
USD'000

Fiscal year	2023	2022	2021
Opening balance sheet liability (funded status)	396	575	1,015
Net service cost	38	43	71
Interest cost / (credit)	14	4	3
Settlement / curtailment cost / (credit)	-	-	(194)
Currency translation adjustment	-	-	(1)
Total net periodic benefit cost / (credit)	52	47	(121)
Actuarial (gain) / loss on liabilities due to experience	(11)	(170)	(142)
Total (gain) / loss recognized via OCI	(11)	(170)	(142)
Employer contributions paid in the year + Cashflow required to pay benefit payments	(22)	(24)	(116)
Total cashflow	(22)	(24)	(116)
Currency translation adjustment	11	(32)	(61)
Closing balance sheet liability (funded status)	426	396	575
Reconciliation of Net gain / loss			
Amount at beginning of year	(364)	(205)	(68)
Liability (gain) / loss	(11)	(170)	(142)
Currency translation adjustment	(10)	11	5
Amount at December 31,	(385)	(364)	(205)

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France
2024	38
2025	-
2026	53
2027	52
2028	42
2029 to 2033	347

Note 22. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 23. Stockholders' equity

Stockholders' equity consisted of the following:

Share Capital	SEALSQ Corp As at December 31, 2023		WISeKey Semiconductors SAS As at December 31, 2022	
	Ordinary shares	*F shares*	*In equivalent ordinary shares*	*In equivalent F shares*
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	154,468	74,985	75,014	74,985
Total number of authorized shares	200,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	15,446,807	1,499,700	7,501,400	1,499,700
Total number of fully paid-in outstanding shares	15,446,807	1,499,700	7,501,400	1,499,700
Total share capital (in USD)	229,453		149,999	

On May 23, 2023, the ordinary shares of the SEALSQ Group were listed on the Nasdaq Stock Exchange.

Note 24. Accumulated other comprehensive income, net of tax

USD'000		
Accumulated other comprehensive income as at December 31, 2021		621
Total net foreign currency translation adjustments [1]	(16)	
Total defined benefit pension adjustment	170	
Total other comprehensive income / (loss), net		154
Accumulated other comprehensive income as at December 31, 2022		775
Total net foreign currency translation adjustments	(2)	
Total defined benefit pension adjustment	11	
Total other comprehensive income / (loss), net		9
Accumulated other comprehensive income as at December 31, 2023		784

(1) Adjusted for rounding

There is no income tax expense or benefit allocated to other comprehensive income.

Note 25. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device to Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by product or service type:

Disaggregation of revenue USD'000	Typical payment	At one point in time			Total		
		2023	2022	2021	2023	2022	2021
Secure Microcontrollers Segment							
Secure chips	Upon delivery	20,927	18,336	14,850	20,927	18,336	14,850
Total Secure Microcontrollers Segment		20,927	18,336	14,850	20,927	18,336	14,850
All Other Segment							
Secure chips	Upon delivery	9,117	4,862	2,145	9,117	4,862	2,145
Certificates	Upon issuance	14	-	-	14	-	-
Total All Other Segment		9,131	4,862	2,145	9,131	4,862	2,145
Total Revenue		30,058	23,198	16,995	30,058	23,198	16,995

For the years ended December 31, 2023 and 2022, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region USD'000	12 months ended December 31,		
	2023	2022	2021
Secure Microcontrollers Segment			
Europe, Middle East and Africa	3,548	2,922	2,981
North America	15,962	13,408	10,234
Asia Pacific	1,341	1,939	1,588
Latin America	76	67	47
Total Secure Microcontrollers segment revenue	20,927	18,336	14,850
All Other Segment			
Europe, Middle East and Africa	6,437	3,855	1,274
North America	569	201	397
Asia Pacific	2,125	806	474
Total All Other segment revenue	9,131	4,862	2,145
Total net sales	30,058	23,198	16,995

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

USD'000	As at December 31, 2023	As at December 31, 2022
Trade accounts receivable		
Trade accounts receivable - Secure Microcontrollers Segment	3,553	1,794
Trade accounts receivable - All Other Segment	1,550	475
Total trade accounts receivable	5,103	2,269
Customer contract liabilities - current	125	84
Total customer contract liabilities	125	84

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As at December 31, 2023, the Group did not have any remaining performance obligations.

Note 26. Other operating income

The other operating income relates to:
- a liability written off after expiry of the statute of limitation (USD 8,420) and
- the reversal of the amount left under a provision for tax risks in relation to fiscal year 2016 (USD 39,902). The tax audit of that period is complete and it is no longer probable that a liability has been incurred.

Note 27. Stock-based compensation

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Employee Share Option Plan ("**ESOP**") were approved respectively on January 19, 2023, and September 15, 2023 by the Board of directors of SEALSQ.

Grants

In the 12 months to December 31, 2023, the Group granted a total of 77 options exercisable in F shares.
The options granted consisted of:

- 77 options with immediate vesting granted to employees, none of which had been exercised as of December 31, 2023.

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on ordinary shares under the ESOP in the year ended December 31, 2023.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on the other companies (in the same industry and of the similar size) share price volatility.

In the year ended December 31, 2023, a total charge of USD 492 for options granted to employees was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	n/a	n/a
Expected market price volatility	73.19%	n/a	n/a
Average remaining expected life of stock options on F shares (years)	6.19	n/a	n/a

Unvested options to employees as at December 31, 2023 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group's non-vested options for the years ended December 31, 2023 and 2022.

Non-vested options on F shares	Number of F shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2021	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2022	-	-
Granted	77	6.39
Vested	77	6.39
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2023	-	-

The following tables summarize the Group's stock option activity for the years ended December 31, 2023 and 2022.

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2021	-	0.00	0.00	-
Of which vested	-	0.00	0.00	-
Granted	-	-	-	-
Outstanding as at December 31, 2022	-	0.00	0.00	-
Of which vested	-	0.00	0.00	-
Granted	-	-	-	-
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19

Summary of stock-based compensation expenses

Stock-based compensation expenses USD	12 months ended December 31,		
	2023	2022	2021
In relation to F share Option Plan (FSOP)	492	-	-
In relation to non-FSOP option agreements	-	-	-
Total	492	-	-

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses USD	12 months ended December 31,		
	2023	2022	2021
Research & development expenses	-	-	-
Selling & marketing expenses	-	-	-
General & administrative expenses	492	-	-
Total	492	-	-

Note 28. Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,		
USD'000	2023	2022	2021
Foreign exchange gain	163	926	482
Financial income	-	9	-
Interest income	88	-	-
Write-off of indebtedness to related parties	2,191	-	-
Other	-	-	1
Total non-operating income	2,442	935	483

Note 29. Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,		
USD'000	2023	2022	2021
Foreign exchange losses	339	383	-
Financial charges	4	1	1
Interest expense	298	250	-
Other	14	4	95
Total non-operating expenses	655	638	96

Note 30. Income taxes

SEALSQ Corp is incorporated in the British Virgin Islands but is a Swiss tax resident, filing taxes in the canton of Geneva.

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,		
USD'000	2023	2022	2021
Switzerland	(6,525)	-	-
Foreign	3,481	2,525	(4,821)
Income / (loss) before income tax	(3,043)	2,525	(4,821)

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,		
USD'000	2023	2022	2021
Switzerland	-	-	-
Foreign	225	(3,245)	6
Income tax expense / (income)	225	(3,245)	6

The difference between the income tax recovery / (expense) at the local statutory rate compared to the Group's income tax recovery / (expense) as reported is reconciled below:

	12 months ended December 31,		
USD'000	2023	2022	2021
Net income / (loss) before income tax	(3,043)	2,525	(4,821)
Statutory tax rate	14%	25%	26.5%
Expected income tax (expense)/recovery	426	(631)	1,278
Change in tax loss carryforwards	869	(41)	(382)
Change in loss carryforwards in relation to the debt remission	(514)	1,342	-
Change in valuation allowance	(600)	2,185	660
Foreign tax effects	(75)	(95)	(110)
Nontaxable or nondeductible items	(22)	157	(1,709)
Other	(309)	328	257
Income tax (expense) / recovery	(225)	3,245	(6)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In the years up until and including 2021, the Group recorded a valuation allowance for the full amount of its deferred tax assets. However, in view of the Group's income before income tax in the year ended December 31, 2022, and of the anticipated future taxable income per management's forecast, the Group assessed that the recoverability of its deferred tax assets partially satisfied the "more likely than not" recognition criterion under ASC 740 as at December 31, 2022 and, therefore, partially reversed the valuation allowance previously recorded. As at December 31, 2023, the Group assessed that the recoverability of its deferred tax assets still partially satisfied the "more likely than not" recognition criteria under ASC 740, which is reflected in the tables below.

The Group's deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities) USD'000	As at December 31, 2023	As at December 31, 2022
Switzerland	-	-
Foreign	3,077	3,296
Deferred income tax assets / (liabilities)	3,077	3,296

Deferred tax assets and liabilities USD'000	As at December 31, 2023	As at December 31, 2022
Defined benefit accrual	(3)	(29)
Tax loss carryforwards	4,468	3,599
Add back loss carryforwards used for the debt remission	828	1,342
Valuation allowance	(2,216)	(1,616)
Deferred tax assets / (liabilities)	3,077	3,296

As of December 31, 2023, the Group's operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward as of December 31, 2023

Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction

USD'000	Switzerland	France	Total
2024	-	-	-
2025	-	-	-
2026	-	-	-
2027	-	-	-
2028	-	-	-
2029	188	-	188
2030	7,189	-	7,189
No expiration	-	13,827	13,827
Total	7,377	13,827	21,204

In France, operating losses may be carried forward indefinitely, but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2023
France	2021 - 2023
Japan	2023
Taiwan	2023

As at December 31, 2020, the Group had a tax provision of USD 118,294, initially recorded in 2019 following a tax audit started in 2018 in relation to prior years, which was neither utilized nor released. There was no additional accrual in the year 2020. In 2021, the Group had decreased its tax provision to USD 47,368.

As at December 31, 2022, the Group had decrease its tax provision to USD 39,901. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities.

As at December 31, 2023 the group has fully reversed the tax provision outstanding as at December 31, 2022 and has not recorded any new tax provision.

The Group has no unrecognized tax benefits.

Note 31. Segment reporting

The Group has one operating segment that meets the criteria set in ASC 280-10-50: Secure Microcontrollers. The Group's chief operating decision maker, who is its Chief Executive Officer, reviews financial performance of this operating segment for purposes of allocating resources and assessing budgets and performance.
The remaining non-reportable operating segments and other business activities that are not identified as operating segments are combined and disclosed in an "All Other" standalone category.
The Secure Microcontrollers segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors.

12 months ended December 31,	2023			2022			2021		
USD'000	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total
Revenues from external customers	20,927	9,131	30,058	18,336	4,862	23,198	14,850	2,145	16,995
Intersegment revenues	-	513	513	-	368	368	-	415	415
Interest revenue	61	27	88	7	2	9	-	-	-
Interest expense	209	91	298	200	53	254	150	22	171
Depreciation and amortization	398	173	571	319	85	404	1,339	193	1,532
Segment income /(loss) before income taxes	395	(3,414)	(3,019)	526	2,017	2,543	(2,235)	(2,566)	(4,801)
Profit / (loss) from intersegment sales	-	24	24	-	18	18	-	20	20
Income tax recovery / (expense)	(156)	(68)	(225)	2,565	680	3,245	-	(6)	(6)
Segment assets	16,526	11,519	28,045	17,063	4,671	21,734	10,296	1,726	12,022

	12 months ended December 31,		
USD'000	2023	2022	2021
Revenue reconciliation			
Total revenue for reportable segment	30,571	23,566	17,410
Elimination of intersegment revenue	(513)	(368)	(415)
Total consolidated revenue	**30,058**	**23,198**	**16,995**
Loss reconciliation			
Total profit / (loss) from reportable segments	(3,019)	2,543	(4,801)
Elimination of intersegment profits	(24)	(18)	(20)
Income / (Loss) before income taxes	**(3,043)**	**2,525**	**(4,821)**

	As at December 31,	
USD'000	2023	2022
Asset reconciliation		
Total assets from reportable segments	28,045	21,734
Elimination of intersegment receivables	(110)	(75)
Consolidated total assets	**27,935**	**21,659**

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,		
USD'000	2023	2022	2021
Europe, Middle East & Africa	9,985	6,777	4,255
North America	16,531	13,609	10,631
Asia Pacific	3,466	2,745	2,062
Latin America	76	67	47
Total net sales	30,058	23,198	16,995

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2023	2022
Europe, Middle East & Africa	3,230	782
Total Property, plant and equipment, net of depreciation	3,230	782

Note 32. Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,		
Earnings / (loss) per share	2023	2022	2021
Net income (USD'000)	(3,268)	5,770	(4,827)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) after effect of potentially dilutive instruments (USD'000)	(3,268)	5,770	(4,827)
Ordinary shares used in net earnings / (loss) per share computation:			
Weighted average shares outstanding - basic	7,799,766	6,610,293	6,610,293
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	7,799,766	6,610,293	6,610,293
Net earnings / (loss) per share			
Basic weighted average loss per share (USD)	(0.21)	0.41	(0.34)
Diluted weighted average loss per share (USD)	(0.21)	0.41	(0.34)
F shares used in net earnings / (loss) per share computation:			
Weighted average shares outstanding - basic	1,499,700	1,499,700	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	1,499,700	1,499,700	1,499,700
Net earnings / (loss) per F share			
Basic weighted average loss per share (USD)	(1.07)	2.04	(1.71)
Diluted weighted average loss per share (USD)	(1.07)	2.04	(1.71)

Shares	2023	2022	2021
Company posted	Net loss	Net Gain	Net loss
Basic weighted average ordinary shares outstanding	7,799,766	6,610,293	6,610,293
Basic weighted average F shares outstanding	1,499,700	1,499,700	1,499,700
Dilutive effect of common stock equivalents	n/a	n/a	n/a
Dilutive weighted average common stock outstanding	n/a	n/a	n/a

Dilutive vehicles with anti-dilutive effect	2023	2022	2021
Ordinary shares			
Total stock options	-	-	-
Total convertible instruments	1,559,828	-	-
Total number of ordinary shares from dilutive vehicles with anti-dilutive effect	1,559,828	-	-

Dilutive vehicles with anti-dilutive effect	2023	2022	2021

F shares			
Total stock options	77	-	-
Total convertible instruments	-	-	-
Total number of F shares from dilutive vehicles with anti-dilutive effect	77	-	-

Note 33. Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 34. Related parties disclosure

Subsidiaries

As at December 31, 2023, the consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2023	% ownership as at December 31, 2022	Nature of business
WISeKey Semiconductors SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution

Related party transactions and balances

	Related Parties (in USD'000)	Receivables as at December 31, 2023	Receivables as at December 31, 2022	Payables as at December 31, 2023	Payables as at December 31, 2022	Net expenses to in the year ended December 31, 2023	Net expenses 2022	Net expenses 2021	Net income from in the year ended December 31, 2023	Net income 2022	Net income 2021
1	WISeKey International Holding Ltd	-	-	7,100	7,122	5,283	796	526	-	-	-
2	WISeKey SA	-	-	-	-	-	-	94	-	-	128
3	WISeKey USA Inc	-	-	981	154	827	558	883	-	-	-
4	WISeKey Semiconductors GmbH	-	-	881	773	180	105	401	-	-	-
5	WISeCoin AG	-	-	3,389	3,306	75	86	90	-	-	-
	Total	-	-	12,351	11,355	6,365	1,555	1,994	-	-	128

1. The SEALSQ Group is controlled by WISeKey International Holding Ltd, which provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding Ltd in 2023, 2022 and 2021 relate to interest on outstanding loans and the recharge of management services.

2. WISeKey SA is a subsidiary of the group headed by WISeKey International Holding Ltd (the "WISeKey Group") and provides management services to the SEALSQ Group, including, but not limited to, sales and marketing, accounting, business and strategy consulting, public relations, marketing, risk management and information technology.

3. WISeKey USA Inc is part of the WISeKey group and employs sales staff who work for the SEALSQ Group. The expenses in relation to WISeKey USA Inc. relate to the recharge of employee costs.

4. WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales staff who work for the SEALSQ Group. The expenses in relation to WISeKey Semiconductors GmbH relate to the recharge of employee costs.

5. WISeCoin AG is part of the WISeKey Group. The expenses recorded relate to interest on an outstanding loan.

Note 35. Subsequent events

L1 Facility

After December 31, 2023, L1 fully converted the remaining USD 1 million of the First L1 Note, resulting in the delivery of a total of 963,326 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the "**L1 Amendment**") amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 11, 2024 (the "**Second L1 Note**").

After December 31, 2023, L1 converted USD 3.1 million of the Second L1 Note, resulting in the delivery of a total of 1,822,516 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the "**Second L1 Amendment**") amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

The third tranche of USD 5 million was funded on March 1, 2024 (the "**Third L1 Note**").

After December 31, 2023, L1 had not requested any conversion out of the Third L1 Note.

Anson Facility

After December 31, 2023, Anson fully converted the remaining USD 825,000 of the First Anson Note, resulting in the delivery of a total of 816,990 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the "**Anson Amendment**") amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.

The second tranche of USD 5 million was funded on January 10, 2024 (the "**Second Anson Note**").

After December 31, 2023, Anson converted USD 3 million of the Second Anson Note, resulting in the delivery of a total of 1,882,674 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the "**Second Anson Amendment**") amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

The third tranche of USD 5 million was funded on March 1, 2024 (the "**Third Anson Note**").

After December 31, 2023, Anson had not requested any conversion out of the Third Anson Note.

New Chief Financial Controller

On January 22, 2024, John O'Hara was appointed Chief Financial Controller of the SEALSQ Group, and, on February 14, 2024, he was appointed to the Board of directors.

Note 36. Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at December 31, 2023, SEALSQ has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As at December 31, 2023, SEALSQ has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.